ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

RECEIVED
2004 APR 20 P 12:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

13 April 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

04024468

SUPPL

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

PROCESSED
APR 21 2004
THOMSON FINANCIAL

Andrew Geddes
Corporate Communications

encls

dlw 4/20

ventracor

asx announcement

Ventracor Commissions New Production facility

Sydney, 13 April 2004: Ventracor Limited (ASX:VCR) today announced it will enhance its production capability to manufacture its VentrAssist™ 'artificial heart' to meet the expected global demand for its leading edge product.

Ventracor Chief Executive Officer, Dr Colin Sutton, said the company had just commissioned a new 260 square meter clean room and manufacturing facility at its Sydney headquarters.

"This is a major capital investment that will help guarantee the future growth of Ventracor," he said.

"It will help ensure we continue to meet our milestones and guarantee supply of VenrtAssist™ systems to be used in our clinical trial for European approval due to begin mid-2004," Dr Sutton said.

The new facility gives Ventracor engineers and technicians a manufacturing area in which electrostatic discharge, air quality, temperature, humidity and pressure are all controlled.

Clean rooms are essential for the production of high-technology equipment such as implantable medical devices, satellites and silicon chips.

Air in a clean room is constantly filtered to remove dust particles and impurities. Ventracor has installed an ISO 14644-1 class 6 and class 8 clean room.

Class 6 indicates no more than 35,200 particles larger than 0.5 microns per cubic meter of air. The higher the class number the more particles present.

Ventracor's VentrAssist™ left ventricular assist system is designed as a permanent alternative to a heart transplant for hundreds of thousands of patients worldwide suffering end stage heart failure.

A clinical trial to establish the safety of the VentrAssist™ is underway at The Alfred hospital in Melbourne.

For further information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
(02) 9406 3086